UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             R&B FALCON CORPORATION
                  --------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par Value
                  --------------------------------------------
                         (Title of Class of Securities)

                                    74912E101
                            -----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1997
                            -----------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 18 Pages
                             Exhibit Index: Page 10



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                                                              Page 2 of 18 Pages


                                  SCHEDULE 13D

CUSIP No. 74912E101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C Rig Investments, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  18,363,802
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   18,363,802
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            18,363,802

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                     [x]

13       Percent of Class Represented By Amount in Row (11)

                                    11.16%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 18 Pages


                                  SCHEDULE 13D

CUSIP No. 74912E101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C Rig Co.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  18,412,632
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   18,412,632
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            18,412,632

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [x]

13       Percent of Class Represented By Amount in Row (11)

                                    11.19%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 18 Pages


                                  SCHEDULE 13D

CUSIP No. 74912E101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Purnendu Chatterjee

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Source of Funds*

                  OO

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  19,425,072
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   19,425,072
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            19,425,072

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    11.80%

14       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 18 Pages


               This Statement on Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of R&B Falcon Corporation (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report the recent acquisition of Shares of the Issuer pursuant to a merger transaction in which each one previously outstanding share of Common Stock of Falcon Drilling Company ("Falcon") held by the Reporting Persons was converted into one Share of the Issuer and each warrant to acquire one share of Common Stock of Falcon was converted into the right to receive one Share (the "Merger"). As a result of the foregoing the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the total number of outstanding Shares.

Item 1.        Security and Issuer.

               This Statement relates to the Shares. The address of the principal executive offices of the Issuer is 1900 West Loop South, Suite 1800, Houston, Texas 77027.

Item 2.        Identity and Background.

               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i)      S-C Rig Investments, L.P. ("S-C Rig");

(ii)     S-C Rig Co.; and

(iii)    Dr. Purnendu Chatterjee ("Dr. Chatterjee").

                              The Reporting Persons


               S-C Rig is a Delaware limited partnership with its principal place of business and principal office at 888 Seventh Avenue, 30th Floor, New York, New York 10106. Its sole business is to make investments in securities.

               The sole general partner of S-C Rig is S-C Rig Co., a Delaware corporation, with its principal place of business and office at 888 Seventh Avenue, 30th Floor, New York, New York 10106. The principal business of S-C Rig Co. is to act as general partner of S-C Rig. The President, sole director and sole shareholder of S-C Rig Co. is Dr. Chatterjee, who is one of the Reporting Persons and about whom information is provided below.

               The principal occupation of Dr. Chatterjee, a United States citizen, is as an investment manager. Dr. Chatterjee has his principal place of business at 888 Seventh Avenue, 30th Floor, New York, New York 10106.

               During the past five years, none of the Reporting Persons, except as described below, and, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been: (a) convicted in a criminal proceeding; or (b) a party to any civil proceeding as a result of which either has been subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                                              Page 6 of 18 Pages



               On January 13, 1993, the Securities and Exchange  Commission (the
"Commission") filed a civil complaint in the United States District Court for the District of Massachusetts against certain defendants, including Dr. Chatterjee, wherein the Commission alleged that Dr. Chatterjee engaged in conduct in violation of, or aided and abetted certain alleged violations of, Sections 10(b) and 14(e) of the Act and certain rules promulgated thereunder. Dr. Chatterjee settled the Commission's action on the same date it was filed without admitting or denying the allegations of the complaint. Dr. Chatterjee consented to the entry of a Final Judgment restraining and enjoining him from, inter alia, violating, or aiding and abetting violations of, Sections 10(b) and 14(e) of the Act and the rules promulgated thereunder. Dr. Chatterjee also agreed to pay a civil penalty of $643,855. During the past five years, Dr. Chatterjee, has not been convicted in any criminal proceeding.

Item 3.        Source and Amount of Funds or Other Consideration.

               Pursuant to the Agreement and Plan of Merger dated July 10, 1997, among R&B Falcon Corporation, FDC Acquisition Corp., Reading and Bates
Acquisition Corp, Falcon Drilling Company, Inc. and Reading and Bates Corporation, each one share of Common Stock of Falcon was converted into one Share, and each one warrant of Falcon, convertible into one share of Common Stock of Falcon, was converted into the right to receive one Share. The merger occurred on December 31, 1997.

               The Shares held for the accounts of the Reporting Persons may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein as having been acquired for or disposed of from the accounts of the Reporting Persons were acquired or disposed of for investment purposes. Neither the Reporting Persons nor, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

               The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) (i) S-C Rig may be deemed the beneficial owner of 18,363,802 Shares (approximately 11.16% of the total number of Shares which would be outstanding assuming the exercise by S-C Rig of all of the warrants it holds). This number consists of: (A) 18,360,786 Shares held for its account and (B)
3,016 Shares issuable upon exercise of warrants held for its account. Each warrant held for the account of S-C Rig is exercisable for 1 Share at a price of $0.01 per Share.

                                                              Page 7 of 18 Pages


                    (ii) S-C Rig Co. may be deemed the beneficial owner of 18,412,632 Shares (approximately 11.19% of the total number of Shares outstanding assuming the exercise by S-C Rig of all of the warrants it holds). This number consists of: (A) 48,830 Shares held for its account and (B) the 18,363,802 Shares held for the account of S-C Rig (includes Shares issuable upon exercise of warrants).

                    (iii) Dr. Chatterjee may be deemed the beneficial owner of 19,425,072 Shares (approximately 11.8% of the total number of Shares outstanding assuming the exercise by S-C Rig of all of the warrants it holds). This number consists of (A) 737,986 Shares held for his account, (B) the 18,363,802 Shares held for the account of S-C Rig (includes Shares issuable upon exercise of warrants), (C) 48,830 Shares held for the account of S-C Rig Co., (D) 24,454 Shares held for the account of Furzedown Trading Limited ("Furzedown"), which may be deemed to have granted Dr. Chatterjee voting and dispositive power over the Shares reported herein as held by it and (E) 250,000 Shares held for the account of Chatterjee Charitable Foundation ("Chatterjee Charitable"), of which Dr. Chatterjee is a Trustee.

               (b) (i) S-C Rig has sole power to direct the voting and disposition of the 18,363,802 Shares held for its account (includes Shares issuable upon exercise of warrants).

                    (ii) S-C Rig Co. has sole power to direct the voting and disposition of the 48,830 Shares held for its account.

                         S-C Rig Co.  may be  deemed  to have the sole  power to
direct the voting and disposition of the 18,363,802 Shares held, or issuable upon the exercise of the warrants reported herein as being held, for the account of S-C Rig.

                    (iii)Dr. Chatterjee has the sole power to direct the voting and disposition of the 737,986 Shares held for his account.

                         Dr.  Chatterjee may be deemed to have the sole power to
direct the voting and disposition of the 18,687,086 Shares held, or issuable upon the conversion or exercise of all of the convertible securities reported herein as being held, for the accounts of S-C Rig, S-C Rig Co., Furzedown and Chatterjee Charitable.

               (c) Except as disclosed in Item 3 hereof, which is incorporated by reference in this Item 5, there have been no transactions effected with respect to the Shares since November 13, 1997 (60 days prior to the date hereof) by any of the Reporting Persons.

               (d) (i) The partners of S-C Rig have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of S-C Rig in accordance with their partnership interests in S-C Rig.

                    (ii) Dr. Chatterjee, as sole shareholder of S-C Rig Co., has the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities described herein as being held for the account of S-C Rig Co.

                    (iii) Dr. Chatterjee has the sole right to receive dividends from, or proceeds from the sale of, the Shares described herein as being held directly for his personal account.

                                                              Page 8 of 18 Pages


                    (iv) The shareholders of Furzedown have the right to participate in the receipt of dividends from, and proceeds from the sale of Shares described herein as being held directly for the account of Furzedown in accordance with their ownership interests in Furzedown.

                    (v) The beneficiaries of Chatterjee Charitable have the right to participate in the receipt of dividends from, and proceeds from the sale of Shares described herein as being held directly for the account of Chatterjee Charitable.

               (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               In connection with the Merger, each of the Reporting Persons entered into a separate agreement with the Issuer whereby each has agreed, among other things, with certain limited exceptions, including the ability to sell up to 10% of the Reporting Persons' total Shares, not to sell, transfer or otherwise dispose of any interest in, or reduce such party's risk with respect to the Common Stock of Falcon or the Shares during the period commencing 30 days preceding the effective time of the Merger until such time as consolidated financial results covering at least 30 days of post-Mergers combined results of operations of Falcon and the Issuer have been published (the "Lock-up Agreement"). The Lock-up Agreement is attached hereto as Exhibit B and the terms thereof are incorporated herein by reference in response to this Item 6.

               From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time to the extent permitted by applicable laws, each of such persons or entities may borrow the Shares for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

               A. Power of Attorney, dated May 31, 1995, granted by Dr. Chatterjee in favor of Mr. Peter Hurwitz.

               B. Form of Affiliate Letter.

               C. Joint Filing Agreement, dated as of January 12, 1998, by and among S-C Rig, S-C Rig Co. and Dr. Chatterjee.

                                                              Page 9 of 18 Pages


                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 12, 1998             S-C RIG INVESTMENTS, L.P.

                                   By:  S-C RIG CO., its General Partner

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Vice President


                                   S-C RIG CO.

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Vice President


                                   PURNENDU CHATTERJEE

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact















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                                                             Page 10 of 18 Pages



                                  EXHIBIT INDEX


                                                                        Page No.
                                                                        --------

A.        Power of Attorney,  dated May 31, 1995,  granted by Dr.
          Chatterjee in favor of Mr. Peter Hurwitz..........................11

B.        Form of Affiliate Letter..........................................12

C.        Joint Filing  Agreement,  dated as of January 12, 1998,
          by and among S-C Rig Investments, L.P., S-C Rig Co. and
          Dr. Purnendu Chatterjee...........................................18